Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

September 9, 2024

Item 3	News Release

The press release attached as Schedule “A” was released on September 9, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9	Date of Report

September 9, 2024.

Schedule “A”

Bitfarms Reschedules Special Meeting of Shareholders

- Provides Update on Engagement with Riot -

- Special Meeting to be Held In-Person -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec – September 9, 2024 - Bitfarms Ltd. (NASDAQ/TSX: BITF) (“Bitfarms” or the “Company”), a global leader in vertically integrated Bitcoin data center operations, today announced that it has rescheduled the Special Meeting of shareholders (the “Special Meeting”) from October 29, 2024 to November 6, 2024. The Special Meeting has been called in response to a requisition made by Riot Platforms, Inc. (“Riot”) on June 24, 2024 and amended on September 3, 2024 (the “Amended Requisition”).

The Special Meeting was rescheduled to provide the Bitfarms Special Committee adequate time to review and respond to Riot’s Amended Requisition and provide shareholders with sufficient time to evaluate the information relevant to this voting decision regarding the future of their investment in Bitfarms.

The Bitfarms Board is focused on acting in the best interests of ALL Bitfarms shareholders. On the contrary, it is clear that Riot, as a direct competitor to Bitfarms, is only focused on taking steps to support its shareholders, not Bitfarms or its shareholders. Recognizing the high costs and distraction associated with a proxy contest, the Bitfarms Special Committee continues to seek to engage constructively with Riot in an effort to resolve the Amended Requisition so that Bitfarms need not expend its cash resources to protect the interests of its shareholders against the actions of Riot. To that end, the Bitfarms Special Committee has proposed the following terms set out in a settlement agreement forwarded to Riot: the addition of one mutually agreed upon Board nominee resulting in an increase of the size of the Board to six, and standstill and other customary provisions.

The Special Meeting will be held in-person; however, shareholders who will not be attending the Special Meeting in person will have the opportunity to listen through a live audio-only webcast. Shareholders entitled to vote at the Special Meeting will receive detailed information about the Amended Requisition as well as other matters to be voted on at the Special Meeting in the form of a management information circular in advance of the Special Meeting. Bitfarms’ shareholders do not need to take any action at this time.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global vertically integrated Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com
https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the date of the Special Meeting, expenditure of cash resources of the Company, sufficient time to evaluate the information relevant to shareholders’ voting decision and constructive engagement with Riot are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, the conduct and actions of Riot and risks relating to the operations and business of the Company. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for three and six months ended June 30, 2024 filed on August 8, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Innisfree M&A Incorporated

Gabrielle Wolf / Scott Winter

+1 212-750-5833

Laurel Hill Advisory Group

1-877-452-7184

+1 416-304-0211

assistance@laurelhill.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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